U.S. CONCRETE, INC.
2925 Briarpark, Suite 1050
Houston, TX 77042
August 31, 2010
Via Edgar and Facsimile (703-813-6968)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
ATTN: Jenn Do, Division of Corporation Finance
RE:	U.S. Concrete, Inc. Form 10-Q for the period ended June 30, 2010 File No. 1-34530
Ladies and Gentleman:
     U.S. Concrete, Inc. (the “Company” or “U.S. Concrete”) hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated August 23, 2010. For ease of reference, we have repeated the Staff’s comments below and we have numbered our responses to correspond with the Staff’s comments.
Form 10-Q for the period ended June 30, 2010
Management’s Discussion and Analysis, page 29
Cash Flows, page 36
1. We have read your response to comment 8 in our letter dated July 26, 2010. In future filings where the relationship of inventories and accounts receivable to operations has a significant impact on your operating cash flows, please quantify inventory turnover and days sales outstanding for the periods presented and discuss the fluctuations.
Response:	In response to Comment 1, we confirm that where relevant, we will provide the requested information in future filings when the relationship of our inventories and accounts receivable to our operations has a significant impact on our operating cash flows.
Critical Accounting Policies, page 38
2. In your response to prior comment 3, you state you will provide disclosure in future filings that cover the period in which you perform a goodwill test. Since this

Ms. Jenn Do
Securities and Exchange Commission
August 31, 2010

disclosure has not been provided for your most recent impairment test, please provide this disclosure in your Form 10-Q for the quarter ending September 30, 2010. Please provide us with sample disclosure in your supplemental response including the amounts for your most recent test.
Response:	In response to Comment 2, we confirm that, to the extent applicable, in future Form 10-Q and 10-K filings beginning with the quarter ending September 30, 2010, we will provide the disclosure described in prior Comment 3. We have also provided a sample disclosure below including amounts for our most recent impairment test as of November 30, 2009. The sample disclosure includes an excerpt from our goodwill disclosure in our Annual Report on Form 10-K for the year ended December 31, 2009 with proposed additions as requested in prior Comment 3 included in bold font.

“Our fair value analysis is supported by a weighting of three generally accepted valuation approaches.

These valuation methods include the following:
•	Income Approach — discounted cash flows of future benefit streams;

•	Market Approach — public comparable company multiples of sales and earnings before interest, taxes, depreciation, depletion and amortization (“EBITDA”); and

•	Market Approach — multiples generated from recent transactions comparable in size, nature and industry.
We selected these valuation approaches because we believe the combination of these approaches and our best judgment regarding underlying assumptions and estimates provides us with the best estimate of fair value for each of our reporting units. We believe these valuation approaches are proven valuation techniques and methodologies for the construction materials industry and widely accepted by investors.

These approaches include numerous assumptions with respect to future circumstances, such as industry and/or local market conditions that might directly impact each of the reporting units operations in the future, and are, therefore uncertain. These three approaches are utilized to develop a range of fair values and a weighted average of these approaches is utilized to determine the best fair value estimate within that range. The estimated fair value of each reporting unit would change if our weighting assumptions under the three valuation approaches were materially modified. For the

Ms. Jenn Do
Securities and Exchange Commission
August 31, 2010

years ended December 31, 2009 and 2008, we weighted the Income Approach Discounted Cash Flows 45% and the Market Approach Multiples of Sales and EBITDA 55%. No weighting was used in 2009 and 2008 for the Market Approach — comparison of Recent Transactions as described above. In 2008, we placed a higher emphasis and weighting on the Market Approach — Multiples of Sales and EBITDA approach than used in 2007 to reflect fair value in current market conditions. This change in weighting in our view is a better representation of fair value and reflects our consideration of macro-economic factors affecting our industry, uncertainty of future economic conditions and their impact on expected cash flows in each of our reporting units. For the year ended December 31, 2007, we weighted all three valuation approaches equally to determine an estimated fair value of each reporting unit.

Our valuation model utilizes assumptions which represent our best estimate of future events, but would be sensitive to positive or negative changes in each of the underlying assumptions as well as to an alternative weighting of valuation methods which would result in a potentially higher or lower goodwill impairment expense. Specifically, a continued decline in our ready-mixed concrete volumes and corresponding revenues and lower precast product revenues declining at rates greater than our expectations may lead to additional goodwill impairment charges, especially to the reporting units whose carrying values closely approximate their estimated fair values. Our business is affected by activity in the construction industry. We have made certain assumptions in our Income Approach during the fourth quarter of 2009, including assumptions that our sales volumes, consolidated revenue and consolidated EBITDA will decline in 2010 but begin to increase in 2011. We have estimated that these increases will continue through 2014. These assumptions are based upon our historical experience and review of third-party projections regarding our industry. If the recovery in the U.S. construction markets does not occur as we have projected, the effect on the fair value of our reporting units would change. Furthermore, a decline in publicly traded construction materials enterprise values, including lower operating margins and continued global-financial credit conditions may also lead to additional goodwill impairment charges.

Other factors that could negatively impact the fair value of our reporting units include:
•	the entry of new competitors in our markets;

•	availability of funds for public works projects from local, state and federal sources;

Ms. Jenn Do
Securities and Exchange Commission
August 31, 2010

•	more reliance on alternative products such as asphalt;

•	inclement weather conditions;

•	further tightening of mortgage lending that adversely affects residential construction; and

•	changes in the mix of our customers and business that affect our margins.
At December 31, 2009, our goodwill balance is $14.1 million and is contained in the Atlantic Precast Region and South Central reporting units. The remaining five reporting units do not have goodwill reflected as an asset on their balance sheets, as we have fully impaired previously reported goodwill during the current and prior years. The reporting unit whose estimated fair value closely approximates its carrying value is our Atlantic Precast Region with a goodwill balance of $10.0 million. The carrying value in this reporting unit is $14.8 million and the estimated fair value is $16.4 million. At the time of our fourth quarter 2009 impairment test, the fair values of our Atlantic Precast Region and South Central reporting units were approximately 10.8% and 28.1% higher than the carrying values, respectively. We can provide no assurance that future goodwill impairments will not occur. See Note 3 to our consolidated financial statements included in this report for additional information about our goodwill.”
3. We have read your response to comment 4 in our letter dated July 26, 2010. You have acknowledged that despite filing for bankruptcy on April 29, 2010 and your stock price declining 58% during the first quarter, there had not been a significant change in the fundamental operations of your reporting units since the last testing date on November 30, 2009. You also tell us that the cash flow projections of your reporting units had not deteriorated. Please explain to us how you have determined that such cash flows had not deteriorated if you have not performed at least the first step of the goodwill impairment test since November 30, 2009. In any event, we note that as of June 30, 2010, you filed for bankruptcy, Nasdaq delisted your common stock and your Chief Financial Officer resigned. These three events in particular appear to support the notion that the fair value of your reporting units may be below its carrying amounts, pursuant to subparts a, b and d of ASC Topic 350-20-35-30. We further note the additional 40% decline in your stock price during the second quarter of 2010. From November 30, 2009 to June 30, 2010, your stock price has declined 68%. Consequently, it is not clear how management reasonably concluded that a goodwill impairment test was not warranted during either or both of the first two quarters of 2010. Please advise.
Response:	In response to Comment 3, we do not believe that the events described in Comment 3 supported the notion that the fair value of our reporting units with goodwill were below their carrying values for the reasons described below.

Ms. Jenn Do
Securities and Exchange Commission
August 31, 2010

Our Atlantic Precast Region and South Central reporting units had goodwill balances of $10.0 million and $4.1 million, respectively as of March 31, 2010 and June 30, 2010. There is no goodwill associated with our remaining five reporting units. Goodwill on the Atlantic Precast Region reporting unit represents approximately 72% of the consolidated goodwill of the Company and this reporting unit represents less than 5% of the Company’s consolidated revenues and total assets. Additionally, together these two reporting units make up less than 40% of the Company’s consolidated revenues and total assets. We evaluate the profitably and cash flows for each of our reporting units on a quarterly and annual basis in relation to our historical expectations for those reporting units. We also reassess our expectations for the future for each of our reporting units. These evaluations and reassessments are performed as part of the ongoing management of our business. We used these evaluations to support our conclusion that there had not been a significant change in the fundamental operations of our Atlantic Precast Region and South Central reporting units as the cash flow projections of those reporting units had not deteriorated. These two reporting units have been profitable during 2009 and through the second quarter of 2010. They have generated cash flows that are in line with our expectations which further supports that we did not experience a triggering event during the first and second quarter of 2010.

Many of the conditions that led to our bankruptcy filing were present as of our last annual impairment test in November 2009 and, we believe were fully disclosed in our Form 10-K for the year ended December 31, 2009. Our Form 10-K was filed on March 16, 2010. These conditions included the continued decline in the construction and ready-mixed concrete industry, liquidity challenges including substantial uncertainty regarding our ability to make interest payments on our 8.375% Senior Unsecured Notes, and the retention of legal and financial advisors to assist us with exploring our strategic and financing alternatives, which could include a bankruptcy filing. As of our last annual impairment test, the fair values of our Atlantic Precast Region and South Central reporting units exceeded their carrying values by approximately 10.8% and 28.1%, respectively.

Our Atlantic Precast Region reporting unit, which provides architectural precast products, was a strategic acquisition in 2007 and has proven to be a solid performer since the date of acquisition with positive operating results. We believe that this niche business has a value that is not representative of the stock price of U.S. Concrete, Inc. Additionally, our South Central reporting unit operates in Texas which has proven to be one of the strongest economies in the United States and has not felt the effects of the downturn to the same degree as our other operating units.

Ms. Jenn Do
Securities and Exchange Commission
August 31, 2010

We believe that our stock price decline since November 2009 largely has been a reflection of the anticipation of our bankruptcy filing and our ultimate bankruptcy filing as well as a reflection of those market, economic and operational challenges being faced by our other reporting units, and not a reflection of the fair value of our reporting units with goodwill. The trading of the Company’s stock during that time frame became similar to trading of an option versus being representative of the fair value of each of our reporting units. Additionally, we do not believe that the departure of the Company’s Chief Financial Officer would be an influential factor in the Company’s operations at a business or reporting unit level. It is our opinion that changes in operational management would be more significant to the operations and results of the business at that level and there have been no losses of key personnel at either of these two reporting units with goodwill during the applicable period. Given the factors discussed above, we do not believe that a goodwill impairment test was warranted in the first and second quarters of 2010.
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Please contact the undersigned with any questions concerning this letter at (713) 499-6216. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Very Truly Yours, U.S. Concrete, Inc.
By:	/s/ Curt Lindeman
Curt Lindeman
Vice President and General Counsel